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                                                          For Immediate Release

                       ARIZONA ATTORNEY GENERAL CONFIRMS
                       AIG IMPROPERLY CHARACTERIZED ITS
                    POSITION ON CENDANT'S PROXY SOLICITATION


Stamford, CT and Parsippany, NJ, February 23, 1998--Cendant Corporation
(NYSE: CD) said that American International Group (NYSE: AIG) improperly characterizes the position of the Attorney General in Arizona regarding Cendant's proxy solicitation of American Bankers Insurance Group's (NYSE: ABI) shareholders.

In a letter Cendant received today (February 23, 1998), the Department stated that it "is not accurate" to "assume the Department has adopted AIG's interpretation of the proxy materials" and that "We believe Cendant's arguments merit serious consideration."

The letter also confirmed that "the Department has not reached any 'judgement' in this matter" and "the Department has not taken any action."

Cendant separately noted that the administrative law judge having jurisdiction over the proceedings relating to AIG's Form A Application in Arizona has made no determination on Cendant's motion to have its hearing consolidated with AIG's hearing. Cendant's application for expedited review of its Form A is pending.

Cendant reaffirmed its belief that ABI shareholders will vote against the pending $47 per share merger of American Bankers with AIG, when compared to Cendant's $58 per share proposal.

Investor Contact:             Media Contact:      or:
Laura P. Hamilton             Elliot Bloom        Jim Fingeroth/Thomas Davies
Senior Vice President         Vice President      Kekst and Company
Corporate Communications      Public Relations    (212) 521-4800
and Investor Relations        (973) 496-8414
(203) 965-5114


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